FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0101

[Google Letterhead]

August 11, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jeffrey Werbitt, Esq.
Anne H. Nguyen, Special Counsel
Craig Wilson, Senior Assistant Chief Accountant
Christopher White, Staff Accountant

Re:	Google Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005,

        September 30, 2005 and March 31, 2006

Forms 8-K filed January 31, 2006 and April 20, 2006

Definitive Proxy Statement on Schedule 14A filed on March 31, 2006

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 11, 2006, relating to the above-referenced filings.

For the convenience of the Staff, we have attached hereto as Exhibit A, a marked version of our Quarterly Report on Form 10-Q filed on August 9, 2006, reflecting the revised disclosure described herein.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding this request should be sent to:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Securities and Exchange Commission Re: Google Inc. August 11, 2006 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0101

Attention: General Counsel

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response.

General

1.	We note that you have filed a confidential treatment request, Control No. 18573. Please be advised that we are processing this request. Correspondence will follow under separate cover in the near future.

We appreciate the Staff’s attention to our confidential treatment request.

Form 10-K for the year ended December 31, 2005

Item 1. Business, page 1

General

2.	We note that you entered into a letter agreement with AOL on December 20, 2005 that established a commercial relationship between Google and AOL. Please revise to provide a materially complete discussion of this agreement, including the rights and obligations of both parties and the plans for joint development of future products. Also, disclose the duration of the agreement and the monetary arrangements agreed upon, including the arrangements made regarding advertising revenue. See Item 101(c)(l)(ii) of Regulation S-K.

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Overview, page 1

3.	We note that “Google Network” is a defined term within your “Business” section. Please revise to define this term the first time it is used.

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We supplementally advise the Staff that we define the Google Network as the network of thousands of on-line and off-line third-parties that use our AdSense and other advertising programs to deliver relevant ads on their web sites, magazine pages or radio broadcasts. We provided a revised definition of the Google Network on page 23 of our Form 10-Q filed on August 9, 2006 and will continue to define it in future filings that contain this term.

Our Advertisers, page 3

4.	You disclose on page 3 that AdWords enables advertisers to “deliver relevant ads targeted to search queries or web content” and it “provides advertisers with a cost-effective way to deliver ads to customers across Google Sites and through the Google Network.” You also disclose on page 10 that AdWords “enables advertisers to present ads to people when those people are looking for information related to what the advertiser has to offer.” Please expand your disclosure to further describe how the Adwords program works in conjunction with your products and services, such as Google WebSearch, Google Groups, Google Desktop and Gmail. In this regard, explain how advertisements of those participating in the AdWords Program are utilized in each of your products. Are advertisements from your AdWords program concentrated in Google WebSearch?

We supplementally advise the Staff that AdWords is an auction-based advertising program that enables advertisers to show their ads on Google properties as well as on web sites that are part of the Google Network. The Google properties on which AdWords ads are displayed are:

Google.com

Google Groups

Froogle

Google Book Search

Google Directory

Google Specialized Search

Google Earth (beta product)

Google Video (beta product)

Google Mobile (beta product)

Gmail

Orkut (beta product)

Google Maps

Blogger

Mobile Phone Search (in Japan only – beta product)

The criteria for targeting ad delivery vary, but our objective is to deliver the most relevant

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ads in our AdWords program. For example, ads on Google.com are targeted to match user search queries, while ads on Gmail and Google Groups are targeted to match the content of the email threads or pages next to which they are displayed. These content- or search-term- based targeting systems are used for all Google products that are monetized with AdWords ads. The vast majority of the ads displayed on Google properties from our AdWords program appear on Google WebSearch (i.e., Google.com). In future filings (as appropriate), we will provide this disclosure and discuss our monetization efforts around other Google products to the extent material.

Products and Services, page 5

Google AdSense, page 11

5.	Please expand your disclosure to further explain the AdSense for search program. For example, how do Google Network web sites present the ads of AdWords program participants? Is this program an adaptation of the AdWords program that allows advertisements to be displayed on the web sites of Google Network members? Are the Google Network web sites that participate in the AdSense program required to use Google WebSearch on their sites? If they do not use Google WebSearch how does AdSense function? Examples may be helpful to further explain your product/service.

We supplementally advise the Staff that to use AdSense for search, most web site owners add Google search functionality to their web pages in the form of customizable Google search boxes. Unless a web site owner has their own search technology, they cannot use AdSense for search unless they use Google’s search technology. There are a very small number of Google Network members (most notably, Ask.com) that have their own search engine technology and use this technology to process search queries but still display ads next to the search results that are drawn from our Adsense-for-search program. When visitors of these web sites search either the web site or the Internet using our customizable search boxes (or their own search technology), Google displays relevant, targeted ads on the search results pages, targeted to match user search queries. This is similar to Google’s display of AdWords advertisements on Google WebSearch (Google.com) except that the ads are placed on third-party web sites. Ads shown through AdSense for search are generally text ads.

In response to the Staff’s comment, we have provided a revised discussion of our AdSense-for-search program on page 23 of our Form 10-Q filed on August 9, 2006.

6.	See the immediately preceding comment. Revise to further explain AdSense for content and the concept of “serving relevant AdWords ads targeted to web content.” Similarly, explain how your “automated technology analyzes the meaning of web content and serves relevant advertising.” When viewing the

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web site of a Google Network member, how are AdWords’ ads presented? As we previously noted, examples may be helpful to further explain this product/service.

We supplementally advise the Staff that Google’s AdSense-for-content program uses automated technology to analyze the meaning of the content on the web site and serve relevant ads based on the meaning of such content. For example, a web page on an automotive blog that contains an entry about vintage cars might display ads for vintage car parts or vintage car shows. These ads are displayed in spaces that our AdSense-for-content partners have set aside for Google’s AdWords content. AdSense for content allows a variety of ad types to be shown, including text ads, image ads, video ads, link units (sets of clickable links to topic pages related to page content), and themed units (regular text ad units with graphic treatments that change seasonally and by geography). Ads shown through AdSense for content are usually set apart and labeled “Ads by Google.”

In response to the Staff’s comment, we have provided a revised discussion of our AdSense-for-content program on page 23 of our Form 10-Q filed on August 9, 2006.

Google Enterprise, page 12

7.	We note that Google Search Appliance starts at $30,000 and Google Mini starts at $2,995. Please revise to more clearly differentiate these products.

We supplementally advise the Staff that Google Mini is targeted at small-and medium-sized businesses to provide search on public web sites and intranets. Google Mini allows users, including employees and customers, to search designated documents and web sites.

The Google Search Appliance is similar to Google Mini except that it can handle more documents and offers more advanced features. Some advanced features of the Google Search Appliance include integration with advanced corporate security protocols, integration with other enterprise applications, such as content management systems, portals and other systems, real-time search of business applications through the Google OneBox for Enterprise feature, and support for relational database content.

We will incorporate the disclosure above into future filings as appropriate.

Intellectual Property, page 15

8.	We note your statement that “[a]s we face increasing competition, the possibility of intellectual property claims against us grows.” It appears that you have been and are subject to claims in France, Germany, the United States, Israel, Italy and Austria. Please revise to discuss more than merely the “possibility” of such claims, and provide appropriate disclosure of these claims, as material.

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We supplementally advise the Staff that we will revise future disclosure to state that Google is subject to intellectual property claims. At this time, we have determined that such claims are not material to Google.

Item 3. Legal Proceedings, page 38

9.	For each of the claims discussed in this section, please provide all the information required by Item 103 of Regulation S-K, or provide us with an analysis as to why the requirements of this Item are not applicable. In addition, please discuss the class-action lawsuit in Arkansas, as discussed on page 49, or tell us why disclosure is not required.

We supplementally advise the Staff that none of the legal proceedings involving Google are material, and therefore, Item 103 of Regulation S-K does not require the disclosure of such legal proceedings.

Item 103 of Regulation S-K requires disclosure of “material pending legal proceedings.” Further, Instruction 2 to Item 103 of Regulation S-K states that “[n]o information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis. However, if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the amount involved in such other proceedings shall be included in computing such percentage.”

Applying the foregoing to the facts and circumstances surrounding the legal proceedings with which Google is involved, including the class-action lawsuit in Arkansas, the disclosure of Google’s current legal proceedings is not required by Item 103 of Regulation S-K. We have historically provided a general description of these claims by repeating some of the disclosure from our litigation risk factors. The purpose of such disclosure was to help investors better understand the risks involved in our business, particularly the frequent litigation regarding intellectual property rights. We will remove the disclosure under “Legal Proceedings” in future filings and instead reference those risk factors that discuss certain legal risks that Google faces. This revised disclosure appears in Part II, Item 1 (page 40) of our Form 10-Q filed on August 9, 2006.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

How We Generate Revenue, page 44

10.	We note that Google Network members receive “most” of the advertiser fees. We also note that the “click-wrap” agreements contain provisions that require Google to share “a portion of the advertiser fees . . . .” To the extent possible, please revise to quantify the terms “most” and “a portion” as it applies to your “uniform revenue share terms.” You may quantify in terms of a percentage.

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Revenue, page 48

11.	You discuss “certain improvements in the monetization of traffic on [y]our web sites” on the top of page 49. Please revise to disclose a materially complete discussion of the referenced “improvements.”

In response to the Staff’s comment, we have revised the discussion of our revenues to provide a more complete description of the specific improvements we have made to our ad system that we believe have improved traffic monetization to the extent that monetization improvements materially contribute to revenue growth. This revised disclosure appears on page 26 of our Form 10-Q filed on August 9, 2006.

12.	Your tabular analysis quantifies the increase in advertising revenue recognized from your web sites and Google network web sites separately. We note fluctuations in each sources contribution to total revenue over the three years presented. However, you discuss the reasons for the increase in advertising revenue on an aggregate basis. Tell us what consideration you gave to separate discussion of the reasons for the fluctuations in advertising revenue recognized from your web sites and network web sites. Tell us what consideration you gave to viewing separate discussion of the two web site revenue sources results as key variables or factors used to manage the business. If this information is material to investors, it would appear to be required disclosure pursuant to the Commissions’ “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section III.B.1.

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We supplementally advise the Staff that the reasons given for the increases in advertising revenues recognized over the three years presented apply to both our web sites and the Google Network web sites, namely, certain improvements in the monetization of traffic, international expansion and increases in traffic and in the number of Google Network members. Accordingly, a separate discussion would have resulted in an unnecessarily long and duplicative narrative. To the extent that materially different trends emerge in the advertising revenues that we generate from either our web sites or the Google Network web sites, we will provide a separate discussion of such trends.

13.	We note your disclosure, “[t]he advertising revenue growth resulted primarily from increases in the total number of paid clicks and ads displayed through [your] programs, rather than from changes in the average fees realized.” Tell us your consideration of disclosing the extent to which increases in revenues are attributable to increases in the number of paid clicks, ads displayed, changes in the average fees realized and the introduction of new programs (e.g. the AdWords cost-per-impression program that you introduced in the second quarter 2005) pursuant to Regulation S-K, Item 303(a)(3)(iii).

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14.	Your revenues appear to be significantly impacted by the total number of paid clicks and ads that are displayed through your programs. Tell us whether you consider the number of clicks and ads displayed to be key indicators of your financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

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Liquidity and Capital Resources, page 60

15.	We refer you to the discussion of your statement of cash flows. Rather than restating the information that is available on the face of the statement of cash flows, revise to also disclose the underlying drivers of the increased cash flows. For example, although you disclose that investing activities increased due to the purchases of marketable securities, capital expenditures and cash consideration used in acquisitions and other investments, it is unclear what drove the increase of each of these investing activities.

In response to the Staff’s comment, we revised our disclosure regarding the underlying drivers of our increased cash flows on page 35 of our Form 10-Q filed on August 9, 2006.

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16.	Please expand the discussion regarding your anticipated increase in investing activities in 2006. What is the basis for your belief that you will be increasing your investment in property and equipment, such as information technology infrastructure and land and buildings? Also, please revise to disclose whether you have any plans, proposals or arrangements to enter into any extraordinary transactions, such as acquisitions, other than those disclosed on pages 61 and 62.

We advise the Staff that, on page 35 of our Form 10-Q filed on May 10, 2006, we made the following disclosure:

“Capital expenditures are mainly for the purchase of information technology assets. In order to manage expected increases in Internet traffic, advertising transactions and new products and services, and to support our overall global business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure. We expect the annual growth rate of our investments in property and equipment in 2006, including information and technology infrastructure and land and buildings, to be substantially greater than our annual revenue growth rate in 2006.”

We supplementally confirm to the Staff that, other than the transactions disclosed on pages 61 and 62 of our Form 10-K, we did not have any plans, proposals or arrangements to enter into any extraordinary transactions during the period covered by our Form 10-K. In future filings we will disclose any definitive plans to enter into extraordinary transactions to the extent such disclosure is required.

17.	We note that Google agreed to purchase a five percent indirect equity interest in AOL for $1.0 billion in cash. Please expand your liquidity section to address the impact of this expenditure. In this regard, we note that your existing cash, cash equivalents, marketable securities and cash generated from operations will be sufficient to satisfy your current and anticipated cash requirements through at least the next 12 months. Also, what consideration was given to including this expenditure in your “Contractual Obligations” table? See Item 303(a)(5) of Regulation S-K.

We supplementally advise the Staff that our cash, cash equivalents and marketable securities position at December 31, 2005 was $8.0 billion (and at June 30, 2006 was $9.8 billion). Further, net cash provided by operating activities was $2.5 billion for 2005 (and $1.7 billion for the six months ended June 30, 2006). Accordingly, we believed and continue to believe that this investment in AOL will not have, and has not had, a material effect on our liquidity, including our ability to meet our current and anticipated cash requirements through at least the next 12 months.

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We note that Item 303(a)(5) of Regulation S-K requires disclosure of the following types of contractual obligations:

•	Long-Term Debt Obligations, which means payment obligations under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 Disclosure of Long-Term Obligations (March 1981), as may be modified or supplemented;

•	Capital Lease Obligations, which means payment obligations under a lease classified as a capital lease pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases (November 1976), as may be modified or supplemented;

•	Operating Lease Obligations, which means payment obligations under a lease classified as an operating lease and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 Accounting for Leases (November 1976), as may be modified or supplemented;

•	Purchase Obligations, which means agreements to purchase goods or services that are enforceable and legally binding on the registrant that specifies all significant terms; and

•	Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP.

Our obligation to invest $1.0 billion in AOL does not fall within any of these categories, and therefore, we respectfully submit that disclosure under Item 303(a)(5) of Regulation S-K with respect to our AOL investment was not required as of December 31, 2005.

Critical Accounting Policies and Estimates, page 63

Incentive Stock Options, “Disqualifying Dispositions”, page 66

18.	We note your disclosure, “[you] have applied the portfolio method to determine the portion of this benefit that is recorded as, a reduction to [your] provision for income taxes as it is more practicable than the alternative individual award method.” Clarify why you believe that the provisions of APB Opinion 25, Accounting for Stock Issued to Employees, provide for a choice between these alternatives when accounting for the income tax benefit resulting from disqualifying dispositions. Additionally, clarify how applying the ‘portfolio method’ complies with APB Opinion 25, paragraph 17, considering you have six stock option plans active at December 31, 2005.

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We supplementally advise the Staff that there is no specific guidance provided under APB 25, Accounting for Stock Issued to Employees, as to the application of either the portfolio method or individual award method. As disclosed on page 66 of our Form 10-K, we applied the portfolio method because it was more “practicable” to do so.

In addition, although incentive stock options were issued under more than one plan, there is no economic difference between options granted under any of the plans. Accordingly, the portfolio method was applied to all incentive stock options.

Consolidated Statements of Income, page 74

19.	Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued and registered Class A and Class B common stock. Tell us what consideration you gave to presenting Class A common stock on a fully diluted “if converted” basis reflecting the conversion of Class B common stock into Class A common stock. We refer you to SFAS 128, Earnings per Share, paragraphs 60 and 61 and EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, paragraph 1.

We supplementally advise the Staff that, as disclosed on page 96 of our Form 10-K, “the rights [including the dividend rights] of the holders of Class A and Class B common stock are identical, except with respect to voting.” Accordingly, paragraphs 60 and 61 of SFAS 128, Earnings per Share, which refer to dividend rights, are not applicable and, as a result, it is not appropriate or meaningful to present Class A common stock on a diluted “if converted” basis reflecting the conversion of Class B common stock into Class A common stock.

Note 1. Google Inc. and Summary of Significant Accounting Policies, page 77

Revenue Recognition, pages 77-78

20.	Your advertising revenue recognition policy focuses on how you determine the delivery criterion is met, i.e. that services have been rendered. Tell us how you evaluate and how your disclosure addresses the other basic criteria of SAB Topic 13, Revenue Recognition, when determining that revenue is realized or realizable and earned.

We supplementally advise the Staff of our evaluation of the other three basic revenue recognition criteria of SAB Topic 13, Revenue Recognition, as follows:

•	Persuasive evidence of an arrangement exists. We charge our advertisers a fee per click or impression, based on the advertisers’ own bids per key words pursuant to standard provisions in our AdWords agreements. Accordingly, there is “persuasive evidence that an agreement exists.”

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•	The seller’s price to the buyer is fixed or determinable. As noted above, our advertisers bid on key words through the AdWords auction. As a result, the prices we charge our advertisers are based on their own bids. Accordingly, “[our] price to the [advertiser] is fixed or determinable.”

•	Collectibility is reasonably assured. A majority of our AdWords transactions are by pre-approved credit cards through which collectibility is reasonably assured. In addition, standard payment terms are 30 days. In the event a potential AdWords customer is not creditworthy, we will ask for a prepayment before they may participate in the program. The small size of our accounts receivable allowance compared to the size of our accounts receivable indicates that “collectibility is reasonably assured.”

In response to the Staff’s comment, we have provided revised disclosure on page 7 of our Form 10-Q filed on August 9, 2006.

21.	For your search services that are included with certain of your AdSense agreements you disclose that you have separate units of accounting for search services and revenue share arrangements. Please tell us how these delivered items meet the separate unit of accounting criteria under paragraph 9 of EITF 00-21, Revenue Arrangements with Multiple Deliverables.

We supplementally advise the Staff that search services and revenue share arrangements represent separate units of accounting because they meet the criteria as stipulated under paragraph nine of EITF 00-21, Accounting for Revenue Arrangements with Multiple Elements. We have listed the specific criteria below, as well as our response to each criterion (in italics).

1.	The delivered item(s) have value on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

Response: Search services and revenue share arrangements provide value to the Google Network member on a standalone basis as we have provided them separately to certain parties.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

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Response: As search services and revenue share arrangements provided in the same agreement are delivered simultaneously over coterminous periods, to the Google Network member, there are no undelivered item(s).

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor.

Response: There is no right of return and there are no undelivered items.

We also refer the Staff to our response to Comment No. 156 in our letter to the Staff dated June 21, 2004, a copy of which is attached hereto as Exhibit B.

22.	You disclose that you recognize revenue from fees from the sale and license of your Search Appliance, which includes hardware, software and 12 to 24 months of postcontract support in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended. Please tell us how you recognize revenue and have established VSOE of fair value for the deliverables in arrangements where the fee is not recognized ratably over the term of the post-contract support arrangement.

In response to the Staff’s comment, we have provided revised disclosure on page 7 of our Form 10-Q filed on August 9, 2006.

23.	Your disclosure on page 10 indicates you charge a $5.00 sign-up fee for becoming an AdWords advertiser. Tell us when you recognize revenue from such up-front fees. In this respect, tell us your consideration of SAB Topic 13, Section A.3.f when determining the appropriate time to recognize such fees. In addition, tell us your consideration of disclosing your accounting policy for such up-front fees pursuant to SAB Topic 13.B.

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Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Sold to Others

24.	Your disclosure on pages 46 and 52 indicates you incur research and development costs related to your systems infrastructures. You also disclose that you sell software related to your Search Appliance sales. It appears you incur costs of computer software developed or obtained for internal use as well as for sale to others. Please tell us how your accounting for such costs complies

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with SOP 98-1 Accounting for Costs of Computer Software for Internal Use and SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. In addition, tell us what consideration you gave to disclosures required by paragraph 41 of SOP 98-1, paragraph 13 of SFAS 2 paragraphs 11 and 12 of SFAS 86 and SOP 94-6.

In response to the Staff’s comment, we have provided revised disclosure on page 11 of our Form 10-Q filed on August 9, 2006.

Note 8. Commitments and Contingencies, page 93

AdSense Agreements, page 94

25.	Your disclosure states you enter into non-cancelable guaranteed minimum revenue guarantees in connection with your AdSense agreements. Tell us whether you apply the recognition and measurement provisions of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to such agreements pursuant to paragraphs 8 through 12 of FIN 45. In addition, tell us whether the application of FIN 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners, will impact your accounting.

We supplementally advise the Staff that these non-cancelable guaranteed minimums do not include any of the characteristics as set forth under paragraph 3. a. of FIN 45 (as amended), Guarantor’s Accounting and Disclosure Requirements for Guarantees, (FIN 45) and specifically paragraph 3. a. (5), “A guarantee granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount.” As we disclosed on page 94 of our Form 10-K, the amount of any guaranteed minimum revenue share payments is contingent upon a Google Network member meeting certain reciprocal guarantees such as “number of advertisements displayed or search queries” on their site. Further, “if a Google Network member were unable to perform under the contract, such as being unable to provide search queries, as defined under the terms of that agreement, then we would not be obligated to make any non-cancelable guaranteed minimum revenue share payments to that member.” Accordingly, FIN 45 is not applicable.

Other Legal Matters, page 95

26.	We note your disclosure that certain companies have filed trademark infringement and copyright claims against you. Tell us what consideration you gave to disclosing the information required by SFAS 5, Accounting for Contingencies, paragraphs 9 and 10 for each claim. For example, your disclosure

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states you have been held liable for certain trademark infringement and related claims in France. However, you do not provide disclosure with respect to the nature of the individual claims, the amount to which you are liable, whether an accrual has been made, or the amount of accrual, if applicable. In addition, please explain why for ongoing claims for which you are currently in litigation and an accrual has not been made, you do not disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

We supplementally advise the Staff that, on page 95 of our Form 10-K, we have disclosed that, “we believe the final outcome of the matters discussed above will not have a material effect on our business, consolidated financial position, results of operations or cash flow.” Accordingly, because we do not believe the outcome of individual claims will have a material impact on our business, we do not believe it is necessary or useful to provide disclosures of individual claims, the amounts to which we are liable, whether an accrual has been made, or the amount of any accrual. Please also see our response to Staff’s Comment No. 9 above.

27.	We note, based on your disclosure on pages 49 and 53, a class-action lawsuit has been filed against you that will require you to issue AdWord credits for a total of up to $90 million. Tell us what consideration you gave to providing footnote disclosure of this loss contingency pursuant to SFAS 5, paragraph 9 or 10 and whether you have accrued an estimated loss from this loss contingency pursuant to SFAS 5, paragraph 8. In addition, we note you will most likely expense attorney fees in the first quarter of 2006. Tell us your accounting policy for legal costs expected to be incurred in connection with a loss contingency and your consideration for disclosing such policy; we refer you to EITF Topic No. D-77, Accounting for Legal Costs Expected to Be Incurred in Connection with a Loss Contingency.

We supplementally advise the Staff that in February 2005, the Lane’s Gifts class action lawsuit was filed in Arkansas. In March 2006, we were able for the first time to reasonably estimate a loss amount for the likely settlement of this lawsuit. That estimated loss amount was $30 million in plaintiffs’ attorneys’ fees, which we would later agree to pay, and $60 million in AdWords credits (the redemption of these AdWords credits would require minimal out-of-pocket costs and, therefore, would be accounted for as a reduction in revenue when redeemed). Related to our 2005 consolidated financial statements, we evaluated this matter in accordance with paragraph 8 of SFAS 5. We determined this matter had an immaterial impact on our financial results for the year ended December 31, 2005 of approximately one percent of our earnings per share. Accordingly, we did not discuss it specifically in a footnote to our 2005 consolidated financial statements, and the amount was recognized in our financial statements in the first quarter of 2006.

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We supplementally advise the Staff that, on page 20 of our Form 10-Q filed on May 10, 2006, we made the following footnote disclosure:

“In April of 2006, we received a preliminary approval for settlement of the Lane’s Gift class action lawsuit in Arkansas which will require us to pay plaintiffs’ attorneys’ fees and issue total AdWords credits of no more than $60 million. The AdWords credits will be accounted for as a reduction to revenues in the periods they are redeemed. Plaintiffs’ attorneys’ fees were estimated to be $30 million and were expensed in the three months ended March 31, 2006.”

We have also provided revised disclosures on pages 12 and 21 of our Form 10-Q filed on August 9, 2006.

Note 13. Information about Geographic Areas, page 99

28.	Clarify how you determined that you have one operating segment based on the guidance of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, paragraphs 10 through 15. In this respect, we note your chief operating decision-makers review the results of your geographic regions for purposes of allocating resources and evaluating financial performance. Therefore, it appears that your geographic regions are components of your enterprise that meet the definition of separate operating segments pursuant to SFAS 131, paragraph 10. If this is correct, tell us why you believe the absence of segment managers would require you to aggregate your operating segments into one segment.

We supplementally advise the Staff that, as disclosed on page 99 of our Form 10-K, “our chief operating decision-makers only review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance.” There is no discreet financial information, other than revenues, that is available by geographical region or other component of Google, used by our chief operating decision-makers to make decisions about resources to be allocated, and the assessment of financial performance. Therefore, the criteria noted in paragraph 10 (b) and (c) of SFAS 131 are not met. Accordingly, we are in one operating segment.

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Note 14. Subsequent Events, page 100

Investment in America Online, Inc., page 100

29.	We note your disclosure, “At the time [you] entered into the Letter Agreement, [you] also agreed to enter into certain arms-length commercial agreements with AOL pursuant to the Letter Agreement.” Explain the main provisions of these commercial agreements and tell us your consideration for disclosing such provisions. In addition, we cannot locate the Letter Agreement in your exhibits. Please refer us to the exhibit number or file the Letter Agreement as an exhibit accordingly.

[***]

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

Provision for Income Taxes

Prior Comment Number 1

30.	We note the portion of your response addressing your effective rate for the first quarter of 2005, which states, in part, that you determined the reduction to your provision for income taxes resulting from disqualifying dispositions of certain incentive stock options was considered a “significant unusual or infrequently occurring item” as set forth in paragraph 5.a of FASB Interpretation No. 18, Accounting for Income Taxes in Interim Periods. Please clarify how you determined that these tax benefits are unusual in nature or occur infrequently. As part of your response, please address the following:

•	If you determined that these tax benefits are unusual in nature, clarify how the criteria of paragraphs 20.a and 21 of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, have been met. Specifically, explain why you believe the accounting for tax benefits from disqualifying dispositions of incentive stock options is clearly unrelated to, or only incidentally related to, your ordinary and typical activities when it appears that you use share-based payments as a significant means to compensate employees.

•	If you determined that these tax benefits occur infrequently, clarify how the criteria of paragraphs 20.b and 22 of APB Opinion No. 30 have been met. In

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this respect, we note your disclosure on page 66 of your Form 10-K for the fiscal year ended December 31, 2005, which indicates that you have accounted for the impact of disqualifying dispositions in fiscal year 2004 and 2005, not just in the first quarter of fiscal year 2005.

[***]

31.	We note your response, which indicates, in part, your internal projections of your effective rate fluctuated between 27% and 28% through the third quarter of 2005. We further note your actual effective rate through the six months ended June 30, 2005 was approximately 25.2%. Clarify why you did not revise your rate at the end of the second quarter of 2005 to reflect your best current estimate of the annual effective rate pursuant to FASB Interpretation No. 18, paragraph 8.

[***]

32.	We note the reconciliation of your estimated annual effective rate of approximately 28%, based on third quarter 2005 internal forecast, to your actual rate of 31.6%. Your response indicates, a portion of the increase in your 2005 effective rate was caused by actual revenues in the U.S. and spending in Ireland being higher than forecasted and actual spending in the U.S. being less than forecasted. Your response further states that these factors ultimately resulted in a 160 basis point increase in your effective tax rate for the year compared to the rate you forecasted in the third quarter 2005. Clarify whether the full impact of the 160 basis point increase was the result of fourth quarter 2005 actual revenues and spending. If not, clarify why your annual estimate of such revenues and spending were not revised at the end of the third quarter for actual results through the nine-months ended September 30, 2005.

[***]

33.	We note the portion of your response indicating that you recorded a liability to provide for likely settlements with the Internal Revenue Service. Tell us your consideration of the disclosure requirements of SFAS 5, paragraphs 9 through 12, for this and other income tax contingencies, as applicable. In addition, please tell us what consideration you have given to the FASB’s July 14, 2005 Proposed Interpretation - Accounting for Uncertain Tax Positions - An Interpretation of FASB Statement No. 109 in accounting for any uncertain tax positions.

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We supplementally advise the Staff that this additional provision for income taxes we recorded in the fourth quarter of 2005 reflected our contemporaneous assessment of the IRS’s most likely interpretation of tax law and considered the more-likely-than-not recognition threshold as set forth in the FASB’s Proposed Interpretation, Accounting for Uncertain Tax Positions.

Further, we believe our accounting generally reflects the meaning of the more-likely-than-not recognition threshold as set forth pursuant to FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 will be effective for us beginning January 1, 2007. We are still evaluating what impact, if any, the adoption of this interpretation will have on our financial position or results of operations.

In addition, we supplementally advise the Staff that on page 64 of our Form 10-K under Critical Accounting Policies and Estimates we disclose that:

“We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our effective tax rates differ from the statutory rate primarily due to the tax impact of foreign operations, research and experimentation tax credits, state taxes, and certain benefits realized related to stock option activity (see also Incentive Stock Options, “Disqualifying Dispositions” below). The effective tax rate was 31.6% and 38.6% for 2005 and 2004. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.”

Securities and Exchange Commission Re: Google Inc. August 11, 2006 Page 20	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0101

In addition, we supplementally advise the Staff that on page 57 of our Form 10-K under MD&A, we disclose that, “we are subject to the continuous examination of our income tax returns by the Internal Revenue Service [IRS] and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.”

In response to the Staff’s comment, we have provided revised financial statement disclosure regarding our income taxes on page 17 of our Form 10-Q filed on August 9, 2006.

Forms 8-K filed January 31, 2006 and April 20, 2006

Prior Comment Number 2

34.	We note your response to prior comment number 2 and your revised non-GAAP financial measure disclosure provided in Exhibit A. It is not clear that you have adequately addressed the usefulness of your non-GAAP measure presented. Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of each non-GAAP measure or eliminate such measures from your disclosure based on this guidance. In this respect, please address the following specific items noted in your disclosure:

•	We note your revised disclosure, which states that your non-GAAP financial measures provide meaningful information by excluding certain expenses and expenditures that may not be indicative of your “core business operating results, meaning the Company’s operating performance from a cash perspective.” Please clarify why you believe that your non-GAAP financial measures provide your “operating performance from a cash perspective” when such measures currently exclude two “one-time” expenditures that have or will be settled in cash and only excludes one non-cash expense, namely, stock-based compensation. Further, please explain why such disclosure does not give the impression that your non-GAAP financial measures provide your results on a cash basis.

•	Please further clarify why you believe that your “core business operating results” do not include stock based-compensation expense as they result from your operations. In this respect, your disclosure indicates that you believe excluding the impact of stock-based compensation expense is useful as it allows your management and investors to compare your core business

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results over multiple periods in a manner that is not distorted by your recent adoption of SFAS 123R. Clarify why you believe that including the impact of a required GAAP pronouncement provides a “distorted” view of your financial results. Please explain why such a statement does not provide the impression that your non-GAAP measures are superior to your results determined in accordance with GAAP. Further, such a statement may imply that you are using non-GAAP financial measures in attempt to smooth earnings. We refer you to Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•	We note you eliminate stock-based compensation from several financial statement captions. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of its operations. Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients’ overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company’s overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

•	Your disclosure indicates that you believe excluding the impact of stock-based compensation expense allows management and investors to better compare the Company’s results to those of your competitors. Clarify how your measure provides better comparability when the items excluded in your non-GAAP measures may be different than items excluded in competitors’ non-GAAP measures. Therefore, please explain why this would not be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.

[***]

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Schedule 14A

Certain Relationships and Related Transactions, page 30

35.	Please provide all the information required by Item 404 of Regulation S-K. For example, we note that you have not discussed the perpetual license to the PageRank patent, which patent is held by Messrs. Brin and Page.

We acknowledge the Staff’s comment and note that Google believes that it does provide all of the information required by Item 404 of Regulation S-K. The license agreement, as amended, to the PageRank patent, which is filed as an exhibit to our Form 10-K (see Exhibits 10.10 and 10.10.1), is between The Board of Trustees of the Leland Stanford Junior University on behalf of Stanford University (“Stanford”) and Google. As discussed on page 16 of our Form 10-K under the heading “Intellectual Property,” although Larry and Sergey helped create the PageRank patent, the rights to this patent are owned by Stanford, and the license agreement relating to the patent is between Stanford and Google. Between 2003 and 2005, the total royalty payment paid by Google to Stanford under the PageRank license agreement was $100,000 per year, which will increase to $150,000 per year in 2006 through 2010.

Pursuant to Stanford’s standard royalty arrangements with its students who develop patents in the course of their studies at Stanford, Stanford does share a portion (approximately 28% less costs associated with maintaining the patent) of the royalty revenues associated with the PageRank license with Larry and Sergey. Therefore, we acknowledge that Larry and Sergey have an indirect interest in the license agreement, in that they each indirectly receive $21,000 of royalty revenues as a result of the license agreement. However, as stated in Item 404 of Regulation S-K, “There may be situations where, although these instructions do not expressly authorize nondisclosure, the interest of a person ... in a particular transaction or series of transactions is not a direct or indirect material interest. In that case, information regarding such interest and transaction is not required to be disclosed in response to this paragraph.” Because the amount of the royalty revenues that Larry and Sergey receive from the license agreement is immaterial, we do not believe that disclosure of this arrangement is required.

In addition to considering Larry and Sergey’s interest in the license arrangements with Stanford in determining our disclosure obligations pursuant to Item 404 of Regulation S-K, it should also be noted that John Hennessy, President of Stanford University, is a member of our Board of Directors. However, John’s position as President of Stanford University does not give rise to a direct or indirect material interest in the PageRank license arrangements pursuant to Item 404(a), and, because the amount of the royalty payments to Stanford by Google has been $150,000 or less in each year since the patent was originally licensed from Stanford, this arrangement does not give rise to a related party business relationship pursuant to Item 404(b) of Regulation S-K.

Securities and Exchange Commission Re: Google Inc. August 11, 2006 Page 23	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0101

Executive Compensation, page 31

36.	We direct your attention to the executive compensation table on page 31. Please revise your table to disclose executive compensation for the last three completed fiscal years. See Item 402(b)(1) of Regulation S-K.

We acknowledge the Staff’s comment and agree that the summary compensation table required to be provided under Item 402 of Regulation S-K should have contained three years of data on the compensation paid to our executive officers. We respectfully request that the Staff not require us to amend our Form 10-K to provide the executive compensation information for 2003 because this information has already been made publicly available in the Proxy Statement for our 2005 Annual Stockholders Meeting and in the Registration Statement for our initial public offering. In future Proxy Statements (or Annual Reports on Form 10-K) we will provide the information required by (the new) Item 402.

* * * * *

Securities and Exchange Commission Re: Google Inc. August 11, 2006 Page 24	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0101

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/253-5703) or Donald Harrison (650/253-6646). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Larry Sonsini and David Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (650/493-6811). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Chief Accountant

Cc:	David C. Drummond, Esq.

Donald Harrison, Esq.

David T. Sobota, Esq.

Larry W. Sonsini, Esq.

David J. Segre, Esq.

EXHIBIT B

156.	Please supplementally advise us how you analyzed the criteria in paragraph 9 of EITF 00-21 to determine that search services and revenue share arrangements represent separate units of accounting. Please cite the provisions of the agreement to support your conclusion, as appropriate.

We supplementally advise the Staff that search services and revenue share arrangements represent separate units of accounting because they meet the criteria as stipulated under paragraph nine of EITF 00-21, Accounting for Revenue Arrangements with Multiple Elements. We have listed the specific criteria below, as well as our response to each criterion (in italics):

1. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

Response: Search services and revenue share arrangements provide value to the AdSense customer on a stand-alone basis as we have provided them separately to certain customers.

2. There is objective and reliable evidence of the fair value of the undelivered item(s).

Response: As search services and revenue share arrangements provided in the same agreement are delivered simultaneously, over coterminous periods, to the AdSense customer, there are no undelivered items.

3. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Response: There is no right of return and there are no undelivered items.